UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Material change report dated December 5, 2012
99.2	Arrangement Agreement between Keegan Resources Inc. and PMI Gold Corporation dated December 5, 2012
99.3	Lock-Up Agreement between PMI Gold Corporation and Colin Steyn dated December 4, 2012
99.4	Lock-Up Agreement between PMI Gold Corporation and Robert Sali dated December 4, 2012
99.5	Lock-Up Agreement between PMI Gold Corporation and Shawn Wallace dated December 4, 2012
99.6	Lock-Up Agreement between PMI Gold Corporation and Gordon Fretwell dated December 4, 2012

Exhibits
99.7	Lock-Up Agreement between PMI Gold Corporation and Anthony Devlin dated December 4, 2012
99.8	Lock-Up Agreement between PMI Gold Corporation and Keith Minty dated December 4, 2012
99.9	Lock-Up Agreement between PMI Gold Corporation and Greg McCunn dated December 4, 2012
99.10	Lock-Up Agreement between PMI Gold Corporation and Marcel de Groot dated December 4, 2012
99.11	Lock-Up Agreement between PMI Gold Corporation and Peter Breese dated December 4, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  January 2, 2013

By:

       /s/ Greg McCunn
      Greg McCunn
      Chief Financial Officer